Exhibit 99.1

London, 23 October 2012

CSR PLC UNAUDITED RESULTS FOR THE THIRD QUARTER ENDED 28 SEPTEMBER 2012

Strong revenues and increased operating profits.

Transaction with Samsung completed.

CSR plc (“CSR” and “the Company”) and subsidiaries (“the Group”) today reports third quarter results for the 13 weeks to 28 September 2012:

Third Quarter Financial Summary	Underlying*		IFRS
	Q3 2012	Q3 2011**	Q3 2012		Q3 2011**
Revenue	$282.7m	$243.3m	$282.7m		$243.3m
Gross margin	50.4%	49.2%	49.7%		42.8%
Operating profit (loss)	$32.2m	$24.3m	($1.9m	)	($7.7m	)
Profit for the period	$26.2m	$22.6m	($4.5m	)	$5.1m
Diluted earnings (loss) per share	$0.13	$0.13	($0.02)		$0.03
Net cash from operating activities	$28.2m	$3.3m	$28.2m		$3.3m
Cash, cash equivalents, treasury deposits and investments	$294.2m	$289.6m	$294.2m		$289.6m

*

Underlying results are based on International Financial Reporting Standards, adjusted for amortisation of intangibles, fair value adjustments to inventory, share option charges, acquisition or disposal fees, provision for litigation, integration & restructuring costs, the unwinding of discount on litigation settlements and the recognition of tax losses brought forward. Please refer to the supplementary information for a reconciliation of IFRS to underlying measures on pages 23 and 24.

**	Q3 2011 results include a one month contribution from Zoran

•	Financial performance:

•	Q3 2012 revenue of $282.7m (Q3 2011: $243.3m, including one month of Zoran),

•

Underlying operating profit of $32.2m (Q3 2011: $24.3m), IFRS operating loss of $1.9m reflecting one-off charges (Q3 2011: loss of $7.7m, reflecting fair value adjustments to inventory following Zoran acquisition),

•	Underlying diluted earnings per share of $0.13 (Q3 2011: $0.13),

•	Ended Q3 2012 with cash, cash equivalents, treasury deposits and investments of $294.2m.

•	Momentum in platform strategy:

•	Platform revenue 61% of total revenue in Q3 2012 (Q3 2011: 51%),

•	Shipping SiRFprimaII 40nm automotive infotainment and navigation platform,

•	Thirteen new licensees for aptX® in Q3 taking total to one hundred and three,

•	CSR1000 Bluetooth Smart (low energy) single-mode platform chosen by Nike.

•	Dr. Steven Gray, Chief Technical Officer, appointed to the Bluetooth Special Interest Group.

•

Completed the Transaction with Samsung Electronics Co. Ltd (“Samsung”) on 4 October 2012 for the transfer of CSR’s development operations in handset connectivity and location, (the “Samsung Transaction”).

•	Expect to return up to $285m of cash in Q4 2012. Expect cash at year-end post Samsung Transaction and return of cash of approximately $300m.

•	Expect Core revenues to grow approximately in line with overall forecast market growth in 2013.

Joep van Beurden, Chief Executive Officer, said: “We have delivered another good quarter driven by the momentum in our business.

“We are delighted to have completed the transaction with Samsung on 4 October 2012. The proceeds have been received, the transfer of people to Samsung has been completed and we are on track to deliver our targeted cost run-rate for 2012 and 2013. We now intend to return up to $285m to shareholders, including holders of American Depository Shares, the terms of which we expect to announce during this quarter. We expect to have a higher than projected cash position at year-end due to lower tax on the Samsung Transaction and better than forecast overall business performance.

“The Samsung Transaction accelerates our strategy of focusing on platforms where we have leadership positions, strong gross margins and attractive growth opportunities. We are now focussed on our Core business, where we expect good market growth to be reflected in our Core business revenues in 2013.”

OUTLOOK

We expect fourth quarter revenues to be in the range of $235m to $255m.

Notes to Financial Summary Tables

Non-GAAP Disclosure: Although International Financial Reporting Standards (“IFRS”) disclosures provide investors with an overall view of CSR’s performance, CSR also provides underlying line item disclosure. CSR believes that these underlying items (in particular, underlying gross profit, underlying gross margin, underlying cost of sales, underlying R&D expenditure, underlying SG&A expenditure, underlying operating profit, underlying operating margin, underlying finance (expense) income, underlying profit before tax, underlying tax, underlying profit for the period and underlying diluted earnings per share derived therefrom) provide additional information on underlying trends that is useful to investors. Management uses these underlying measures, along with the most directly comparable IFRS financial measures, to assess CSR’s operating performance and value creation. These underlying measures form the basis for management’s performance targets and resource allocation decisions, and are also used to determine and manage the long term growth of the business. We present and discuss these underlying measures in order to: (a) provide consistency with the way management views the business and discuss performance with investors; (b) ensure that the measures are fully understood in the light of how CSR manages the business; (c) properly define the metrics used and confirm their calculation; (d) share the metrics with all investors at the same time: (e) assist investors in their assessment of the long-term value of CSR; and (f) assist investors in understanding management decisions. The term “underlying” is not defined in IFRS, and may therefore not be comparable with similarly titled measures reported by other companies. Underlying measures should not be considered in isolation from, as substitutes for, or as superior measures to, IFRS measures. A reconciliation of each underlying measure to the most comparable IFRS measure is provided as part of the Supplementary Information, from pages 24 to 25.

CSR plc	FTI Consulting
Joep van Beurden, Chief Executive Officer	James Melville-Ross
Will Gardiner, Chief Financial Officer	Jon Snowball
Jeffery Torrance, Investor Relations Director	Tel: +44 (0) 20 7831 3113
Paul Sharma, Investor Relations Manager
Tel: +44 (0) 1223 692 000

UK conference call and presentation	8.30 am BST, 23 October 2012

Location:	JP Morgan Cazenove, Holborn Bars, 138-142 Holborn, London EC1N 2NQ

Details of the live audio webcast and audio call:	UK Toll Free: 0800 368 1916 USA and Canada Toll Free: +1 855 716 1594 Rest of the world: +44 20 3140 0722

Replay:	UK Toll Free: 0800 368 1890 Access Code: 387010# (outside the UK): +44 20 3140 0698 Access Code: 387010#

Details:	Also available on the CSR website* http://www.csr.com/Q3-2012-webcast-uk

*	The information on our website is not incorporated by reference into this report.

The fourth quarter 2012 results are expected to be announced on 21 February 2013.

Executing against our Strategy

Our strategy focuses on targeting our chosen end markets with our integrated and differentiated technology platforms, with the goal of achieving sustainable growth with higher margins and returns. In the third quarter, our platform-related business comprised more than 61% of our revenues, up from 51% of revenues in the comparable quarter last year. This was the main driver of increased underlying gross margin year-on-year, from 49.2% to 50.4%.

We are focusing investment in five identified areas: Voice & Music; Next-generation Location; Automotive Infotainment; Bluetooth Smart; and Imaging. Voice & Music and Automotive Infotainment are established markets, showing strong growth. Bluetooth Smart and Next-generation Location are nascent markets, in which we believe we are well positioned to be a leader and which we believe will show substantial growth rates over the next five years. In Imaging, we are seeking to take our established technology into new end market areas, such as surveillance, webcams, and auto drive recorders.

We believe we take a disciplined approach to capital allocation, investing in markets where we see the best prospects for profitable revenue growth. As a result, we have discontinued investment in certain product lines which now constitute our Legacy Products business line, and for which we see declining in revenues in 2013 and expect minimal revenues thereafter.

Transaction with Samsung

On 17 July 2012, CSR entered into a conditional binding agreement with Samsung (the “Transaction Agreement”) for the transfer of CSR’s development operations in handset connectivity and location, including 311 people, together with certain rights over CSR’s technology in these areas, for a consideration of $310m in cash. In addition to the cash consideration, on completion of the transaction, Samsung invested $34.4m in return for new ordinary shares in CSR representing 4.9% of the issued capital of the Company at 16 July 2012, at a price of 223 pence per Ordinary Share.

Under the Transaction Agreement, legacy handset connectivity and legacy handset location products and revenue remain with CSR.

The transaction with Samsung was completed on 4 October 2012.

Cash Position and Tender Offer

As previously announced, following completion of the Samsung Transaction, the Company expects to return up to $285m to holders of its Ordinary Shares and American Depositary Shares (“ADSs”) representing its Ordinary Shares, comprising the net proceeds of the transaction, the equity investment by Samsung and the remaining $40.5m of the buy-back announced in February 2012.

The Company expects to return cash to shareholders during this quarter via a Tender Offer and to announce details of the Tender Offer during the fourth quarter.

We expect to have a net cash position of approximately $300m at year end following the expected return of cash, higher than our forecast of $250m - $275m, due to a lower than expected tax charge on the Samsung Transaction and a stronger than expected overall business performance. The Board will continue to look at appropriate uses for the Company’s cash resources.

Company Structure

Prior to the Samsung Transaction, the Company reported based on four business groups: Auto, Home, Mobile and Legacy Products. Auto comprised the Automotive Infotainment and PND business lines. The largest business line in Home was Voice & Music, (mono and stereo audio connected via Bluetooth). Home also included Gaming (gaming controller hardware) and Document Imaging (printers, hardware and software). Mobile comprised handset connectivity and location, and cameras. Legacy Products comprised the Zoran home entertainment product lines.

From Q3 2012, the Company will have two business groups reflecting its new structure post the Samsung Transaction; Core, where we will provide revenue detail for three business lines - Auto, Consumer and Voice & Music; and Legacy Products. Auto contains Automotive and PND as before, but these two business lines will no longer be analysed separately. Voice & Music will be reported separately. The remaining business lines from Home, plus Camera (formerly within Mobile), will be reported as Consumer. Bluetooth Smart and Next-generation Location, two nascent but high-potential markets, are within Consumer.

The enlarged Legacy Products business consists of the discontinued business lines from Zoran, in addition to handset connectivity and handset location business lines. We have included handset location products in Legacy Products as they are components rather than platforms. All other location products, including Next-generation Location, such as our indoor location products, will be reported in Consumer. We have discontinued investment in the products within the Legacy Products group. Of itself, this change in classification does not change our expectations for the overall financial performance of the Company in 2013.

CSR Business Review Structure With Reported Areas in Bold

Previous Structure and Business Lines	Current Structure and Business Lines
Auto – Automotive and PND	Auto - Automotive and PND
Home - Voice & Music, Gaming, Document Imaging, Bluetooth Smart, Other Consumer	Consumer - Cameras, Gaming, Document Imaging, Next-generation Location, Bluetooth Smart and Other Consumer
Mobile – Handset Connectivity & Location (components), and Cameras	Voice & Music
Legacy Products - Legacy Home Entertainment	Legacy Products - Legacy Home Entertainment, Handset Connectivity, Handset Location (components)

Growth and gross margins

We are projecting an increase between 2012 and 2017 in the total addressable market (“TAM”) of Core (the Auto, Consumer and Voice & Music businesses) as a whole from $5.2bn to $8.7bn, an 11% compound annual growth rate.

Revenues for Core were $145.5m in Q4 2011 and $504.5m for the first three quarters of 2012. For Q4 2012 and overall for 2013, we expect that Core revenues will increase approximately in line with the overall forecast market growth. Excluding Legacy Products, our reclassified Core business (the component Handset Location product line now included within Legacy Products) had gross margins in Q3 2012 of 57.6% and we expect gross margins to continue within the 55% - 60% range.

Our Legacy Products business reported revenue for the last twelve months to September 2012 of $370.2m. While we expect to see strong revenues from Wi-Fi in handsets continue in the fourth quarter of 2012, we do not expect these to continue in 2013. Consequently, as previously forecast, we expect our Legacy Products business revenue to decline by approximately 50% during 2013 compared to 2012 and to have some residual revenue in 2014. We expect minimal Legacy Products revenues in 2015.

Q3 2012 underlying gross margin for the entire business fell to 50.4% compared to 52% in Q2 2012, due to a higher proportion of lower margin Wi-Fi revenues in our Legacy Products business and a reduction in Legacy Products margins. We expect Q4 2012 underlying gross margins to be similar to Q3 2012, reflecting continued strength in Wi-Fi revenue in Q4 2012, before a decline in these revenues, which is expected in 2013.

Underlying Operating Expenses and Tax Rate

We expect the underlying cost base to be within our previously indicated $390m – $410m range in 2013, including the previously announced $15m-$20m additional investment in our five investment areas of Voice & Music; Next-generation Location; Automotive Infotainment; Bluetooth Smart and Imaging.

Of our cost base, we expect approximately 40% to be underlying SG&A and 60% underlying R&D. All of our R&D investment will be dedicated to our Core business, while SG&A is expected to be allocated between the two business groups, proportionate to revenue. In 2014, underlying operating expenses related to the Legacy Products business are expected to decline in proportion to the decline in revenue of that business.

We expect a tax charge of around 20% for 2012. Our ongoing underlying effective tax rate is expected to remain around the low 20’s%, with minimal cash tax payments for 2013 and 2014. Other than cash tax payments associated with the Samsung Transaction, cash tax payments are expected to be minimal in 2012 as well.

Through a combination of the growth expected in our Core business, resulting gross margin increases for the whole business and strong cost control, we are committed to moving aggressively towards our mid-teens operating margin target.

Progress on Platforms

In our Auto business line, we are shipping our next-generation SiRFprimaII 40nm automotive infotainment and navigation platform and we have a growing pipeline of Tier One automotive in-dash design wins for this platform product. Several of our reported design wins for our autograde Wi-Fi have started ramping into volume production with a number of customers. As a result of the strong pipeline of design wins we have previously reported, we expect autograde Wi-Fi to be a strong contributor to growth in Auto next year.

During Q3 2012, we introduced SiRFatlasVI, the latest generation of our mainstream Auto Infotainment system-on-a -chip (“SoC”), which we expect to generate revenues during 2013. It offers 3x CPU, 3x graphics and 6x multimedia performance improvements over the previous SiRFatlasV chip at a comparable BOM (bill-of-materials) cost.

In our Voice & Music business line, we continued our market leadership in the area of Bluetooth stereo audio. We had good design win traction in the audio area, with a number of customer product launches in the third quarter of the year, including LGE, Nokia and Plantronics, for the end-of-year sales season. This is contributing to continuing growth for streaming audio via Bluetooth. We had around 278 SIG (Bluetooth special interest group) stereo end product listings in the quarter, compared to 157 stereo SIG listings for Q2 2012.

We have experienced continued good adoption for our market-leading aptX audio codec technology, with thirteen licensee agreements signed during Q3. We have also seen significant end product launches featuring aptX, with 36 products launched from companies that include Sharp, Fujitsu, Motorola, Samsung, JBL/Nokia, Nokia/Monster and Klipsch, including the HTC Desire X, the LG HBS730 and Logitech UE. We now have 103 licensees for this technology, a strong pipeline of future potential customers and believe that continued adoption of aptX contributes to maintaining a strong market position for our products in the wireless audio market.

We introduced aptX Low Latency, a new audio coding technology that reduces to one-third the delay, or latency, of stereo audio signals over Bluetooth connectivity, effectively enabling consumers to watch video while listening to synchronised wireless audio. As a result, the product is ideally suited to wireless audio delivery for video and gaming applications.

In our Consumer business line, the CSR1000 Bluetooth Smart (low energy) single-mode platform has been chosen by Nike for the newly launched Nike+ product line. Nike+ connects digitally-enabled footwear with an interactive smartphone application and includes two new experiences, Nike+ Basketball and Nike+ Training. The Nike+ training and basketball shoes include pressure sensors in the base of each shoe that collect data about the user’s movements. Data can be synced live or at the end of the session via the app and Nike+ online tool, which is then translated into different metrics to provide information about either a user’s workout or their game, for example running speed , or vertical jump height.

In September at the IBC 2012 show, CSR and SMK, a provider of remote control solutions, together demonstrated Bluetooth Smart® enabled advanced remote control functionality based on the CSR1001™ device, a single-mode Bluetooth® low energy solution, and the CSR8510™ A10 device, a dual-mode Bluetooth solution optimised for human interface devices (HID). We are now shipping both devices to customers.

We are currently engaged with multiple ODMs building Bluetooth Smart mice and keyboards. We expect support by Windows 8 of Bluetooth Smart human interface devices (HID) to be launched later this month, opening the market to a range of tablet and PC HID accessories. We currently support all legacy operating systems and PCs via a USB dongle solution.

Our COACH14™ (camera-on-a-chip) was deployed by a number of companies during Q3 2012 and we saw increased demand for Wi-Fi connected cameras.

Technology Developments

In October, our Chief Technology Officer, Dr. Steven Gray, was appointed to the Bluetooth Special Interest Group (SIG) board of directors and will serve a two-year appointment starting in December 2012. Our Locations & Beyond Summit 2012 will be held in Palo Alto on 11 December 2012.

Company Structure

The Zoran transaction was completed on 31 August 2011 and Zoran revenues are incorporated for the whole of 2012 to date, as shown in the table below. CSR reported one month of Zoran revenues in Q3 2011.

Operating Review

Third quarter revenue by business line	Q3 2012	Q3 2011*	Q3 2011 Pro Forma**
Auto	$56.9m	$57.5m
Voice & Music	$53.0m	$45.9m
Consumer	$77.8m	$48.2m

Core	$187.7m	$151.6m	$187.4m

Legacy	$95.0m	$91.7m	$117.4m

Total	$282.7m	$243.3m	$304.8m

*	Comparable results for Q3 2011 have been restated to align with the new business review structure, and include one month of revenues from the business lines acquired with Zoran.
**	Pro-forma results for Q3 2011 consists of the combined group revenue, had Zoran been acquired on the first day of Q3 2011.

Auto

Q3 2012: 20% of revenues; Q3 2011: 24% of revenues

Third quarter revenues in the Auto business were $56.9m (Q3 2011: $57.5m). Strong revenue growth from in-dash and aftermarket products of 17% in Q3 2012 compared to the equivalent period last year, from $37.9m to $44.4m, was offset by a decline in PND revenues of 36% from $19.6m to $12.5m over the same period.

Auto performed in line with expectations and saw continued connectivity design win momentum. We expect an accelerating shift away from PNDs towards in-dash navigation and location capabilities in smartphones. We expect good growth in Auto in 2013 compared to 2012, given the growth in the Automotive Infotainment business, which now represents the bulk of the Auto business.

Following our strong design wins in automotive Wi-Fi over the last few years, we expect it to contribute significantly to growth in the Auto business line in 2013.

Voice & Music

Q3 2012: 19% of revenues; Q3 2011: 19% of revenues

Revenues in the Voice & Music business line in Q3 2012 were $53.0m (Q3 2011: $45.9m), an increase of 15% on the comparable period last year. We have seen growth for Bluetooth audio streaming products, while our CSR8600™ next-generation audio platform continues to see customer demand in the areas of stereo headsets, active speakers and speaker docks and continues to drive our leadership position in the area of Bluetooth audio. We expect to see continuing growth in this business driven mainly by demand for soundbars and speaker boxes.

Consumer

Q3 2012: 28% of revenues; Q3 2011: 20% of revenues

Revenues in the Consumer business line were $77.8m (Q3 2011: $48.2m), including a contribution of $51.6m (Q3 2011: $17.6m) from the former Zoran businesses of Document Imaging and Cameras. Including Zoran revenue for the full quarter of Q3 2011, revenue in Consumer decreased by 6% year on year.

While revenues in Gaming have been under pressure, we continue to supply the two major companies that utilise Bluetooth for their gaming controllers and expect Gaming revenues to stabilise in the coming quarters.

Camera revenue on a like-for-like basis in Q3 2012 decreased by 1% compared to Q3 2011. We are seeing weakening conditions during Q4 2012 for our Camera product line and expect this to continue in 2013 due to softening in end markets and increased competitive pressures.

While we expect growth in areas such as Bluetooth Smart and Next-generation Location products, we expect lower revenues for the Consumer business line in 2013 compared to 2012.

Legacy Products

Q3 2012: 33% of revenues; Q3 2011: 37% of revenues

Third quarter revenues in the Legacy Products Group were $95.0m (Q3 2011: $91.7m). Our partnership programme with baseband providers is driving revenues for our Wi-Fi chips in China, which we expect to continue into Q4 2012 and reduce thereafter.

Revenue for the Legacy Zoran Home Entertainment business was $32.3m in Q3 2012 (Q3 2011: $15.2m). Taking account of a contribution of three months of Zoran in Q3 2012, revenues for this business declined by 22% in comparison to Q3 2011.

Previous Group Structure

Third quarter revenue by previous group structure	Q3 2012	Q3 2011*
Auto

Automotive	$44.4m	$37.9m
PND	$12.5m	$19.6m
Total	$56.9m	$57.5m

Home	$97.8m	$80.6m

Mobile

Handsets	$63.0m	$77.3m
Cameras	$32.7m	$13.1m
Total	$95.7m	$90.4m

Legacy Products Group	$32.3m	$14.8m

Total	$282.7m	$243.3m

*	Comparable results for Q3 2011 include Zoran revenues for the period after the acquisition completed.

The Q3 2012 revenues using the previous structure are shown in the table above. Home increased 21% and Mobile increased by 6% over the same period. On a like-for-like basis, Camera revenue in Q3 decreased by 1%.

We will report revenues for the previous business structure in Q4 2012, after which, reports using this structure will be discontinued.

Dividend

In respect of the 26 week period ending 29 June 2012, the Company paid an interim dividend of $0.038 (2011: $0.032) equivalent to 2.41p per ordinary share. The dividend was paid on 7 September 2012 to holders of record on 17 August 2012.

Share Buy-back

The Company renewed the buy-back authority at the Annual General Meeting on 23 May 2012. No further purchases were made during the third quarter of 2012.

People

Total headcount was 2,441 as at 28 September 2012 (29 June 2012: 2,489). On 4 October 2012, 311 people were transferred to Samsung as a result of the Samsung transaction.

Litigation

As previously disclosed, intellectual property litigation is commonplace in our industry and poses risks and uncertainties that may materially and adversely affect or disrupt our business, customer relationships, expenses or results of operations. We are regularly involved in pending and threatened litigation in the course of our business and industry, which litigation may be inherently uncertain. See, for example, our Securities and Exchange Commission filings and our Annual Report for risks of litigation. With respect to both existing and future litigation, we will continue vigorously to defend ourselves and/or take other steps as we believe are in the overall interests of CSR and its shareholders.

As of 19 October 2012, all lawsuits involving Bandspeed have been settled in their entirety as to CSR, including with respect to customers’ use of CSR products. Accordingly, it is anticipated that there will be no trial involving CSR in Q1 2013.

Freescale Semiconductor, Inc. filed three investigations in the International Trade Commission (“ITC”) in which it named Zoran or its customers as respondents: Inv. No. 337-TA-709 (“Integrated Circuits I”), Inv. No. 337-TA-786 (“Integrated Circuits II”) and Inv. No. 337-TA-822 (“Integrated Circuits III”). In each ITC investigation, Freescale accused Zoran’s products of infringing US Patent No. 5,467,455. This patent expires on 3 November 2013. CSR prevailed against Freescale in Integrated Circuits I. Integrated Circuits II was tried in May 2012, and the Administrative Law Judge (“ALJ”) issued his ruling in July. The ALJ concluded there was no violation and found, among other things, that Freescale’s asserted patent claims of US Patent No. 5,467,455 were invalid and that Freescale had failed to establish the requisite domestic industry. Ruling in Zoran’s favour, the full Commission confirmed the ALJ’s finding of no violation. Furthermore, CSR successfully dismissed Integrated Circuits III, and accordingly, the anticipated trial in Integrated Circuits III was cancelled. Freescale also filed three parallel district court cases. Two of these three cases are currently stayed and one is in a nascent stage. On 21 May 2012, CSR filed a complaint against Freescale in the US District Court for the Northern District of California (Case No. 12-CV-02619), alleging infringement of five US patents. On 10 July 2012, Freescale filed an amended complaint against CSR in the US District Court for the Western District of Texas (Case No. 1:12-CV-604), alleging infringement of four US patents. On 12 September 2012, Freescale filed a declaratory judgment complaint in New York against CSR. Freescale’s action seeks to prevent a longstanding license agreement from CSR to Freescale from terminating in November 2012.

A number of patent portfolio non-practising entities have filed patent infringement cases against CSR and/or Zoran. These cases are in various stages of litigation and include many other defendants. Plaintiffs in these cases, the filing dates of their respective complaints – all filed in the US District Court for the Eastern District of Texas (except HSM Portfolio/Technology Property’s lawsuit against Zoran in the US District Court for Delaware) - and the scheduled trial dates are as follows: Mosaid (Filed 16 March 2011; Trial scheduled for Q3 2014); Azure Networks and Tri-County Excelsior Foundation (Filed 22 March 2011; Trial scheduled for Q4 2013); HSM Portfolio and Technology Property (Filed 1 September 2011; Trial scheduled for Q1 2015); and Advanced Processor Technologies (Filed 26 January 2011; Trial scheduled for Q3 2013).

Full provision has been made in Q3 2012 for the Bandspeed settlement. No provision has been recorded for any of the ongoing cases above as cash out flow has not been deemed probable as of the date hereof.

Financial Review – third quarter ended 28 September 2012

Third Quarter Financial Summary	Underlying*		IFRS*
	Q3 2012	Q3 2011	Q3 2012	Q3 2011
Revenue	$282.7m	$243.3m	$282.7m	$243.3m
Gross profit	$142.6m	$119.6m	$140.6m	$104.2m
Gross margin	50.4%	49.2%	49.7%	42.8%
R&D expenditure	$66.9m	$58.3m	$71.6m	$62.0m
SG&A expenditure	$43.5m	$37.0m	$70.9m	$50.0m
Operating profit (loss)	$32.2m	$24.3m	($1.9m )	($7.7m	)
Tax charge (credit)	$6.3m	$2.3m	$2.3m	($12.8m	)
Diluted earnings (loss) per share	$0.13	$0.13	($0.02)	$0.03
Net cash from operating activities	$28.2m	$3.3m	$28.2m	$3.3m

*	Q3 2011 results include one month of contribution from Zoran.

Revenue

In Q3 2012, revenue increased by $39.4m over the comparable period last year to $282.7m (Q3 2011: $243.3m). Revenue growth in the Core business lines of Consumer (61.4%) and Voice & Music (15.5%), as well as the Legacy product line (3.6%) more than offset the decline in Auto revenues (1.0%). The growth in Consumer and Legacy includes the addition of Zoran revenues for all of the current quarter, as opposed to one month of Q3 2011.

Revenue increased by 6.1% over the prior quarter (Q2 2012: $266.5m) due to seasonality.

Gross Margin

The underlying gross margin increased by 1.2 percentage points over the comparable period last year to 50.4% (Q3 2011: 49.2%). The increase in underlying gross margins was largely being driven by increased platform revenues, which increased to 61% of revenue in Q3 2012 from 51% of revenue in Q3 2011. The share of the revenue mix for higher margin product lines, such as Consumer, increased over the comparable period last year to 27.6% in Q3 2012 (Q3 2011: 19.8%), whereas the share of the revenue mix for the Legacy Products group, which has lower gross margins, has declined to 33.6% in Q3 2012 (Q3 2011: 37.7%).

Under IFRS measures, gross margins increased by 6.9 percentage points over the comparable period last year, mainly due to inventory fair value adjustments in relation to the Zoran acquisition, which decreased gross margins by 5.5 percentage points in Q3 2011.

R&D and SG&A expenses

R&D expenses on an underlying basis of $66.9m (Q3 2011: $58.3m) and under IFRS of $71.6m (Q3 2011: $62.0m) increased by 14.8% and 15.5%, respectively, over the comparable period last year. This can primarily be attributed to the enlarged cost base following the Zoran transaction, as well as additional share option and amortization of intangibles charges, relating to Zoran, recognised under IFRS.

SG&A expenses increased by 17.6% on an underlying basis over the comparable period last year to $43.5m. Under IFRS measures, there was an increase of 41.8% over the comparable period last year from $50.0m to $70.9m. The underlying increase can largely be attributed to the enlarged cost base following the Zoran transaction and, on an IFRS basis, it also reflects costs incurred in relation to the transaction with Samsung and a provision for litigation.

Operating Profit

Underlying operating profit of $32.2m for Q3 2012 increased by 32.5% in comparison to the corresponding period last year (Q3 2011: $24.3m), mainly driven by the increased gross profit as a result of higher revenue and improved gross margins, as discussed above.

Under IFRS, an operating loss of $1.9m represents an increase of $5.8m on the comparable period last year (Q3 2011: loss of $7.7m). Increases in both revenue and gross profit, more than offset the increases in both R&D and SG&A expenses over the comparable period last year, as discussed above, reducing the IFRS operating loss in comparison to Q3 2011.

Tax

On an underlying basis, we recorded a tax charge of $6.3m (Q3 2011: $2.3m) which, along with the tax charge in the first half of the year gives an effective tax rate of 22.8% for the nine months of 2012.

Under IFRS measures we recorded a tax charge of $2.3m in Q3 2012, compared to a tax credit of $12.8m in the comparable period last year. This movement can largely be attributed to the recognition of a deferred tax credit of $12.9m in Q3 2011, in relation to brought forward US tax losses.

Our ongoing underlying effective tax rate is expected to remain around the low 20% region, with cash tax payments for 2013 and 2014 to be minimal. Other than tax associated with the Samsung transaction, we also expect to pay minimal cash tax in 2012.

Earnings

Underlying diluted earnings per share was $0.13 for Q3 2012, which is consistent with the comparable period last year (Q3 2011: $0.13). Though the underlying profit for Q3 2012 was higher than Q3 2011, the results were more heavily diluted in Q3 2012 due to a higher weighted average number of shares, as a result of the additional shares issued in relation to the Zoran transaction in August 2011.

The diluted loss per share under IFRS was $0.02 in Q3 2012, a decrease on the third quarter last year (Q3 2011: earnings per share of $0.03). This can largely be attributed to the recognition of a tax credit in Q3 2011, resulting in a profit after tax of $5.1m.

Cash, cash equivalents, treasury deposits and investments

There was a strong net cash inflow from operating activities of $28.2m in the quarter (Q3 2011: $3.3m) reflecting improved underlying operating profit, supplemented by positive working capital movements. $7.6m was returned to our shareholders during Q3 2012, through the payment of the interim dividend for 2012. There was capital expenditure of $9.0m in the period and we received $11.0m in proceeds from the exercise of employee share options.

Cash, cash equivalents, treasury deposits and investments increased by $23.2m during Q3 2012 to $294.2m at 28 September 2012.

Balance Sheet

Days sales outstanding were consistent in comparison to the prior quarter at 36 days (Q2 2012: 35 days) as a result of strong cash collections at the end of Q3 2012. Days sales outstanding for the quarter was consistent with the comparable period last year (Q3 2011: 35 days).

Days payable outstanding decreased by 12 days to 39 days in comparison to the previous quarter (Q2 2012: 51 days), as trade payables decreased by $16.6m to $79.6m (Q2 2012: $96.2m), due to normal seasonality.

An asset held for sale of $157.2m has been recognised as at 28 September 2012. This is mostly comprised of Goodwill and other intangible assets in relation to the Handset and Location operations business which was transferred as part of the Samsung Transaction (see note 5).

Financial Review – 9 months ended 28 September 2012

9 months Financial Summary	Underlying*		IFRS*
	9 months 2012	9 months 2011	9 months 2012	9 months 2011
Revenue	$776.2m	$601.1m	$776.2m	$601.1m
Gross profit	$396.0m	$296.6m	$387.9m	$278.1m
Gross margin	51.0%	49.4%	50.0%	46.3%
R&D expenditure	$205.6m	$155.8m	$217.1m	$164.7m
SG&A expenditure	$131.6m	$92.2m	$180.4m	$111.3m
Operating profit (loss)	$58.7m	$48.6m	($9.6m )	$2.2m
Tax charge (credit)	$13.4m	$7.6m	$1.9m	($13.8m	)
Diluted earnings (loss) per share	$0.22	$0.24	($0.07)	$0.08
Net cash from operating activities	$53.0m	$24.0m	$53.0m	$24.0m

*	9 months 2011 results only include those previously reported for CSR plc and therefore include a one month contribution from Zoran.

Revenue

Revenue increased by 29.1% to $776.2m on the comparable period last year. This can be attributed to revenue growth across some business lines and also is a result of the inclusion of Zoran revenues for all 9 months of 2012, as opposed to a one month contribution in 9 months 2011, following the acquisition in August 2011.

Gross Margin

Underlying gross margin increased by 1.6 percentage points to 51.0% in comparison to the same period last year. This reflected a higher share of total revenue for higher margin platform revenues, in comparison to the same period last year, as well as a lower share of the revenue mix for lower margin product lines associated with the Legacy Products group from 9 months 2012 of 34.9% (9 months 2011: 37.6%).

Under IFRS, the gross margin increased by 3.7 percentage points over the comparable period last year. In addition to the increase in underlying gross margins, this increase can also be attributed to the recognition of fair value adjustments to inventory in Q3 2011 in relation to the Zoran transaction, which decreased gross margins by 2.2 percentage points in the comparable period last year.

Operating Expenses

Underlying R&D expenses increased by 32.0% over the comparable period last year to $205.6m, whereas under IFRS there was a 31.8% increase to $217.1m. This can be attributed to the enlarged cost base as a consequence of the Zoran transaction.

SG&A expenses on an underlying basis increased by 42.7% over the comparable period last year to $131.6m, which reflected an increase in the cost base as a consequence of the acquisition of Zoran. Under IFRS, SG&A expenses increased by 62.1% over the comparable period last year to $180.4m, which, in addition to the increase in underlying SG&A expenses, a provision for litigation and costs incurred in relation to the transaction with Samsung, is due to litigation settlement income of $14.5m recognised in the first 9 months of 2011.

Operating Profit

Underlying operating profit of $58.7m represented a $10.1m increase on the comparable period last year, as increases in both revenue and gross margins offset the increases in operating expenses arising from the enlarged cost base following the Zoran transaction.

Under IFRS, there was an operating loss of $9.6m recognised in the period, in comparison to an operating profit of $2.2m in the comparable period last year. This was primarily due to litigation settlement income of $14.5m recognised in the comparable period in 2011, as well as costs incurred in relation to the Samsung Transaction, a provision for litigation and increased share option and amortization of intangible charges due to the Zoran transaction in 9 months 2012.

Tax

During the period, we recognised an underlying tax charge of $13.4m, an increase of $5.8m on the comparable period last year (9 months 2011: $7.6m) in line with the increasing underlying profit before tax.

Under IFRS, we recognised a tax charge of $1.9m, an increase of $15.7m in comparison to the tax credit of $13.8m recognised in the comparable period last year. This movement can largely be attributed to the recognition of $18.9m in deferred tax benefits on brought forward US losses in the comparable period last year.

Our ongoing underlying effective tax rate is expected to remain around the low 20% region, with cash tax payments for 2013 and 2014 to be minimal. Other than tax associated with the Samsung transaction, we also expect to pay minimal cash tax in 2012.

Earnings

Underlying diluted earnings per share was $0.22, a decrease compared to the equivalent period in the prior year (9 months 2011: $0.24 per share). Though underlying profit after tax was higher in 9 months 2012 than the comparable period last year, there was a greater dilution of earnings in the current period as a consequence of the extra shares issued on the Zoran transaction.

Under IFRS, we recognised a diluted loss per share of $0.07. This was $0.15 per share less than the diluted earnings per share of $0.08 recognised in the comparable period last year, as a consequence of an IFRS operating loss in the first 9 months of 2012 and a tax credit for US losses ($18.9m) in first 9 months of 2011, resulting in a profit after tax of $14.5m.

Cash, cash equivalents, treasury deposits and investments

Cash generated from operations was $53.0m due to positive movements in working capital and underlying profitability during the year to date, though this was partially offset by restructuring payments made in the first quarter.

CSR returned significant amounts of cash to our shareholders, through the payment of the 2011 final dividend ($13.6m), interim 2012 dividend ($7.6m) and the purchase of ordinary shares as part of the share buyback programme ($9.5m) during the nine months ended 28 September 2012. The exercise of employee share options has generated proceeds of $13.8m during the year to date.

Cautionary Note

This release contains, or may contain, ‘forward looking statements’ in relation to the future financial and operating performance and outlook of CSR and the transaction with Samsung and the proposed return of capital to shareholders (the ‘Transactions’), as well as other future events and their potential effects on CSR. Generally, the words ‘will’, ‘may’, ‘should’, ‘continue’, ‘believes’, ‘targets’, ‘plans’, ‘expects’, ‘estimates’, ‘aims’, ‘intends’, ‘anticipates’, or similar expressions or negatives thereof identify forward-looking statements. Forward-looking statements include statements relating to the following: (i) expected developments in our product portfolio, expected revenues, expected annualised operating costs savings, expected annualised operating expenses, expected future cash generation, expected future design wins and increase in market share, expected timing of product releases and expected timing of product development milestones, expected incorporation of our products in those of our customers, adoption of new technologies, the expectation of volume shipments of our products, expected product markets and their expansion or contraction, opportunities in our industry and our ability to take advantage of those opportunities, the potential success to be derived from strategic partnerships, the potential impact of capacity constraints, the effect of our financial performance on our share price, the impact of government regulation, expected performance against adverse economic conditions, and other expectations and beliefs of our management; and (ii) the expected benefits, synergies, savings and timing of the Transactions.

Actual results and developments could differ materially from those expressed or implied by these forward looking statements as a result of numerous risks and uncertainties. These factors include, but are not limited to: the ability to realize the expected benefits, synergies and savings from the Transactions in the amounts or in the timeframe anticipated; a continuing or worsening economic downturn, which could reduce demand for consumer products; risks associated with the development of new products in response to market demand and CSR’s ability to ensure timely delivery of such products; increased expenses associated with new product introductions, masks, or process changes; risks relating to forecasting consumer demand for and market acceptance of CSR’s products and the products that use CSR’s products; declines in the average selling prices of CSR’s products; cancellation of existing orders or the failure to secure new orders; risks associated with securing sufficient capacity from the third-parties that manufacture, assemble and test CSR’s products and other risks relating to CSR’s fabless business model; difficulties related to distributors who supply our products to customers; risks associated with existing or future litigation, including the risk that the Company will be enjoined from shipping or selling its products; errors or failures in the hardware or software components of CSR’s products; risks associated with acquiring and protecting intellectual property and other commercially sensitive information; the cyclicality of the semiconductor industry; the potential for disruption in the supply of wafers or assembly or testing services due to changes in business conditions, natural disasters, terrorist activities, public health concerns or other factors; CSR’s ability to manage past and future acquisitions and realise the expected commercial benefits and synergies from such acquisitions in the amounts or timeframes anticipated; CSR’s ability to attract and retain key personnel, including engineers and technical personnel; the difficulty in predicting future results; and other risks and uncertainties discussed, without limitation, under the heading “Risk Factors” in our 2011 Annual Report filed on Form 20-F and other filings with the US Securities and Exchange Commission.

The reader is cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this announcement. Neither CSR nor any other person undertakes any obligation to update or revise publicly any of the forward-looking statements set out herein, whether as a result of new information, future events or otherwise, except to the extent legally required.

THIS ANNOUNCEMENT IS FOR INFORMATIONAL PURPOSES ONLY AND DOES NOT CONSTITUTE AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL ANY CSR PLC ORDINARY SHARES OR AMERICAN DEPOSITARY SHARES REPRESENTING ORDINARY SHARES (TOGETHER, THE “SECURITIES”). THE RETURN OF CAPITAL DESCRIBED IN THIS ANNOUNCEMENT HAS NOT BEEN IMPLEMENTED AND THE POTENTIAL TENDER OFFER HAS NOT COMMENCED. IF THE RETURN OF CAPITAL IS EFFECTED BY MEANS OF A TENDER OFFER, CSR PLC WILL FILE A TENDER OFFER STATEMENT ON SCHEDULE TO WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) UPON THE COMMENCEMENT OF SUCH TENDER OFFER. THE TENDER OFFER STATEMENT (INCLUDING THE OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND OTHER TENDER OFFER DOCUMENTS) WILL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY BEFORE MAKING ANY DECISION TO TENDER THE SECURITIES IN THE POTENTIAL TENDER OFFER. IF THE TENDER OFFER IS COMMENCED, THESE MATERIALS, AS WELL AS ANY UPDATES TO THEM OR OTHER

DOCUMENTS FILED WITH THE SEC, WILL BE MADE AVAILABLE TO ALL CSR PLC SHAREHOLDERS AND HOLDERS OF AMERICAN DEPOSITARY SHARES AT NO EXPENSE TO THEM BY CONTACTING CSR PLC OR THROUGH CSR PLC’S WEBSITE WWW.CSR.COM. IN ADDITION, ALL SUCH MATERIALS (AND ALL OTHER TENDER OFFER DOCUMENTS FILED WITH THE SEC) WILL BE AVAILABLE AT NO CHARGE AT THE SEC’S WEBSITE AT WWW.SEC.GOV.

Bluetooth® and the Bluetooth logos are trademarks owned by Bluetooth SIG, Inc. and licensed to CSR. Wi-Fi®, Wi-Fi Alliance®, WMM®, Wi-Fi Protected Access®, WPA®, WPA2®, Wi-Fi Protected Setup™ and Wi-Fi Multimedia™ are trademarks of the Wi-Fi Alliance. Other products, services and names used in this document may have been trademarked by their respective owners.

Condensed Consolidated Income Statement

	Note	Q3 2012 (unaudited) $’000		Q3 2011 (unaudited) $’000		Q2 2012 (unaudited) $’000		9 months 2012 (unaudited) $’000		9 months 2011 (unaudited) $’000
Revenue			282,665		243,324		266,514		776,167		601,140
Cost of sales			(142,051)		(139,121)		(130,962)		(388,297)		(322,996)

Gross profit			140,614		104,203		135,552		387,870		278,144

Research and development costs			(71,606)		(61,950)		(74,216)		(217,105)		(164,686)
Selling, general and administrative expenses			(70,890)		(49,971)		(53,300)		(180,360)		(111,255)

Operating (loss) profit			(1,882)		(7,718)		8,036		(9,595)		2,203

Investment income			434		819		110		1,110		1,111
Finance expense			(672)		(867)		(921)		(2,994)		(2,607)

(Loss) profit before tax			(2,120)		(7,766)		7,225		(11,479)		707
Tax			(2,335)		12,826		(2,225)		(1,945)		13,809

(Loss) profit for the period			(4,455)		5,060		5,000		(13,424)		14,516

(Loss) earnings per share		$		$		$		$		$
Basic	4		(0.02)		0.03		0.03		(0.07)		0.08
Diluted	4		(0.02)		0.03		0.03		(0.07)		0.08

Condensed Consolidated Statement of Comprehensive Income

	Q3 2012 (unaudited) $’000	Q3 2011 (unaudited) $’000	Q2 2012 (unaudited) $’000	9 months 2012 (unaudited) $’000	9 months 2011 (unaudited) $’000
(Loss) profit for the period	(4,455)	5,060	5,000	(13,424)	14,516
Other comprehensive income
Gain (loss) on cash flow hedges	2,721	(2,315)	(1,293)	4,490	2,009
Net tax on cash flow hedges in statement of comprehensive income	(626)	602	323	(1,068)	(522)
Transferred to income statement in respect of cash flow hedges	51	(1,506)	73	(215)	(3,945)
Tax on items transferred from statement of comprehensive income	(12)	392	(18)	55	1,026
Actuarial gains (losses) in defined benefit plans	2	—	—	(16)	—

Total comprehensive (loss) income for the period	(2,319)	2,233	4,085	(10,178)	13,084

Condensed Consolidated Balance Sheet

	Note	28 September 2012 (unaudited) $’000	30 December 2011 (audited) $’000
Non-current assets
Goodwill		181,877	332,749
Other intangible assets		119,007	127,747
Property, plant and equipment		24,578	34,520
Investment		3,719	3,610
Deferred tax asset		118,480	118,442
Defined benefit pension scheme asset		86	—

		447,747	617,068

Current assets
Inventory		95,015	120,347
Derivative financial instruments		2,972	148
Trade and other receivables		139,917	123,797
Corporation tax debtor		6,993	11,808
Treasury deposits and investments		50,498	65,938
Cash and cash equivalents		243,705	211,907
Assets held for sale	5	157,168	—

		696,268	533,945

Total assets		1,144,015	1,151,013

Current liabilities
Trade and other payables		198,119	180,621
Current tax liabilities		9,052	9,613
Obligations under finance leases		1,271	16
Derivative financial instruments		2	1,585
Provisions		23,224	29,495

		231,668	221,330

Net current assets		464,600	312,615

Non-current liabilities
Trade and other payables		39,444	49,590
Contingent consideration		103	—
Long-term provisions		4,825	1,926
Obligations under finance leases		76	143
Defined benefit pension scheme deficit		—	117

		44,448	51,776

Total liabilities		276,116	273,106

Net assets		867,899	877,907

Equity
Share capital		379	372
Share premium account		485,400	473,462
Capital redemption reserve		950	950
Merger reserve		61,574	61,574
Employee benefit trust reserve		(23,353)	(33,971)
Treasury shares		(88,389)	(84,660)
Hedging reserve		2,875	(1,400)
Share based payment reserve		101,919	88,197
Tax reserve		41,183	41,583
Retained earnings		285,361	331,800

Total equity		867,899	877,907

Condensed Consolidated Statement of Changes in Equity

	Called - up share capital $’000	Share premium account $’000	Capital redemption reserve $’000	Merger reserve $’000	Employee Benefit Trust reserve $’000	Treasury shares $’000	Hedging reserve $’000	Share - based payment reserve $’000	Tax reserve $’000	Retained earnings $’000	Total $’000
At 31 December 2011	372	473,462	950	61,574	(33,971)	(84,660)	(1,400)	88,197	41,583	331,800	877,907
Loss for the period	—	—	—	—	—	—	—	—	—	(13,424)	(13,424)
Other comprehensive income (loss) for the period	—	—	—	—	—	—	4,275	—	(1,013)	(16)	3,246

Total comprehensive income (loss) for the period	—	—	—	—	—	—	4,275	—	(1,013)	(13,440)	(10,178)
Share issues	7	10,388	—	—	—	—	—	—	—	—	10,395
Refund of share issue costs*	—	1,550	—	—	—	—	—	—	—	—	1,550
Shares issued from Employee Benefit Trust	—	—	—	—	10,618	—	—	—	—	(8,965)	1,653
Shares issued from Treasury	—	—	—	—	—	5,743	—	—	—	(2,769)	2,974
Purchase of Treasury Shares	—	—	—	—	—	(9,472)	—	—	—	—	(9,472)
Credit to equity for equity-settled share-based payments	—	—	—	—	—	—	—	13,722	—	—	13,722
Deferred tax benefit on share option gains	—	—	—	—	—	—	—	—	613	—	613
Equity dividends issued to shareholders	—	—	—	—	—	—	—	—	—	(21,265)	(21,265)

At 28 September 2012	379	485,400	950	61,574	(23,353)	(88,389)	2,875	101,919	41,183	285,361	867,899

	Called - up share capital $’000	Share premium account $’000	Capital redemption reserve $’000	Merger reserve $’000	Employee Benefit Trust reserve $’000	Treasury shares $’000	Hedging reserve $’000	Share - based payment reserve $’000	Tax reserve $’000	Retained earnings $’000	Total $’000
At 1 January 2011	322	368,615	950	61,574	(39,064)	(37,487)	1,123	58,038	41,641	318,852	774,564
Profit for the period	—	—	—	—	—	—	—	—	—	14,516	14,516
Other comprehensive income (loss) for the period	—	—	—	—	—	—	(1,936)	—	504	—	(1,432)

Total comprehensive income (loss) for the period	—	—	—	—	—	—	(1,936)	—	504	14,516	13,084
Share issues	50	104,762	—	—	—	—	—	—	—	—	104,812
Shares issued from Employee Benefit Trust	—	—	—	—	4,821	—	—	—	—	(4,020)	801
Purchase of Treasury Shares	—	—	—	—	—	(47,173)	—	—	—	—	(47,173)
Credit to equity for equity-settled share-based payments	—	—	—	—	—	—	—	25,430	—	—	25,430
Deferred tax benefit on share option gains	—	—	—	—	—	—	—	—	(567)	—	(567)
Equity dividends issued to shareholders	—	—	—	—	—	—	—	—	—	(16,349)	(16,349)

At 30 September 2011	372	473,377	950	61,574	(34,243)	(84,660)	(813)	83,468	41,578	312,999	854,602

*	CSR was able to claim a refund on stamp duty paid on the issuance of ordinary shares, as a result of a change in tax case law.

Condensed Consolidated Cash Flow Statement

	Note	Q3 2012 (unaudited) $’000	Q3 2011 (unaudited) $’000	Q2 2012 (unaudited) $’000	9 months 2012 (unaudited) $’000	9 months 2011 (unaudited) $’000
Net cash inflow from operating activities	6	28,165	3,259	40,268	53,037	23,961

Investing activities
Interest received		340	463	320	1,025	775
Purchase of treasury deposits		(47,847)	(30,591)	(42,094)	(94,944)	(90,481)
Sales of treasury deposits		42,972	166,527	35,737	110,383	358,321
Purchases of property, plant and equipment		(2,569)	(3,316)	(3,580)	(7,931)	(13,401)
Purchases of intangible assets		(6,480)	(105)	(3,535)	(11,526)	(3,971)
Acquisition of subsidiary, net of cash acquired		—	(123,862)	—	—	(123,862)
Acquisition of UK-based capabilities in DDFA		—	—	—	(2,667)	—
Proceeds on disposal of property, plant and equipment		73	—	—	73	—
Purchase of investment		—	—	—	(109)	(2,500)

Net cash (used in) from investing activities		(13,511)	9,116	(13,152)	(5,696)	124,881

Financing activities
Proceeds on issue of shares		10,621	128	2,432	13,354	1,288
Proceeds on issue of shares from Employee Benefit Trust		404	223	29	462	1,097
Purchase of treasury shares		—	—	(4,051)	(9,471)	(47,511)
Refund of share issue costs		—	—	1,550	1,550	—
Equity dividends paid to shareholders		(7,648)	(5,376)	(13,617)	(21,265)	(16,349)

Net cash from (used in) financing activities		3,377	(5,025)	(13,657)	(15,370)	(61,475)

Net increase in cash and cash equivalents		18,031	7,350	13,459	31,971	87,367

Cash and cash equivalents at beginning of period		225,425	252,429	212,011	211,907	172,315

Effect of foreign exchange rate changes		249	(753)	(45)	(173)	(656)

Cash and cash equivalents at end of period		243,705	259,026	225,425	243,705	259,026

Notes

1 Basis of preparation and accounting policies

The annual financial statements of CSR plc and subsidiaries (“the Group”) are prepared in accordance with IFRSs, as adopted by the European Union and as issued by the International Accounting Standards Board (‘IASB’). The directors approved the issuance of the financial statements for the 52 weeks ended 30 December 2011 on 17 February 2012.

The financial information contained in this statement does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006. Statutory accounts for the 52 weeks ended 30 December 2011 are available on CSR’s website at www.csr.com and have been filed with the Registrar of Companies. The auditor’s reports on the accounts for the 52 weeks ended 30 December 2011 were unqualified, did not draw attention to any matters by way of emphasis and did not contain statements under section 498(2) or (3) of the Companies Act 2006 or equivalent preceding legislation.

Whilst the financial information included in this quarterly announcement has been prepared in accordance with the recognition and measurement criteria of IFRS, this announcement does not contain itself sufficient information to comply with IFRS.

The financial information for the quarters Q3 2012, Q3 2011 and Q2 2012 is unaudited, along with the nine months ended 28 September 2012 and nine months ended 30 September 2011.

The dates for the financial periods referred to are as follows:

Period	Duration	Dates
Q3 2012	13 weeks	30 June 2012 to 28 September 2012
9 months 2012	39 weeks	31 December 2011 to 28 September 2012
Q2 2012	13 weeks	31 March 2012 to 29 June 2012
Q3 2011	13 weeks	2 July 2011 to 30 September 2011
9 months 2011	39 weeks	1 January 2011 to 30 September 2011

2 Changes in share capital

In the third quarter 2012, 2,638,741 new ordinary shares were issued for employee option exercises. Consideration was $9,975,070 at a premium of $9,970,926. In addition 313,788 ordinary shares were issued from the Employee Benefit Trust and 250,756 ordinary shares were issued from ordinary shares held at treasury to satisfy employee option exercises.

As at 28 September 2012, there were 203,380,837 ordinary shares in issue. This figure is after adjusting for 16,326,671 shares held by CSR plc in treasury. CSR did not purchase any ordinary shares during Q3 2012.

3 Amortisation of acquired intangibles

	Q3 2012 (unaudited)		Q3 2011 (unaudited)		Q2 2012 (unaudited)		9 months 2012 (unaudited)		9 months 2011 (unaudited)
Included within:	$	’000	$	’000	$	’000	$	’000	$	’000
Cost of sales		1,951		2,084		3,036		8,101		5,138
Research and development costs		671		1,342		640		1,816		3,767
Selling, general and administrative expenses		2,032		1,095		2,032		6,095		2,903

Amortisation of acquired intangibles		4,654		4,521		5,708		16,012		11,808

Amortisation of intangibles recorded in cost of sales relates to the sales of certain products containing acquired intangible assets. Amortisation of acquired intangibles not yet utilised in products being sold is recognised within Research and Development costs.

4 Earnings per ordinary share

The calculation of earnings per share is based upon the profit for the period after taxation (see income statement) and the weighted average number of shares in issue during the period.

The diluted weighted average number of shares differs from the weighted average number of shares due to the dilutive effect of share options.

Period	Weighted Average Number of Shares	Diluted Weighted Average Number of Shares *
Q3 2012	199,440,980	206,106,410
Q3 2011	176,206,749	178,476,223
Q2 2012	196,654,864	199,227,206
9 months 2012	197,620,030	202,979,343
9 months 2011	171,742,070	175,173,826

*	Share options are only treated as dilutive where the result after taxation is a profit and the exercise price is less than the average market price of CSR plc’s shares in the period

Refer to the supplementary information for a reconciliation between IFRS and underlying measures of diluted earnings per share.

5 Assets Held for Sale

On 17 July 2012, the Company entered into a conditional binding agreement with Samsung for the transfer of CSR’s development operations in handset connectivity and location, including 311 people, together with certain rights over CSR’s technology in these areas for a consideration of $310 million in cash. None of the revenues associated with CSR’s existing handset products will be transferred.

On 4 October 2012 this transaction completed. Refer to note 7 for further details.

The major classes of asset comprising the operations classified as held for sale are as follows:

28 September 2012
$’000
Property, plant and equipment	3,586
Goodwill and other intangible assets	152,190
Trade and other receivables	2,312
Trade and other payables	(920)

157,168

6 Reconciliation of (loss) profit to net cash from operating activities

	Q3 2012 (unaudited) $’000	Q3 2011 (unaudited) $’000	Q2 2012 (unaudited) $’000	9 months 2012 (unaudited) $’000	9 months 2011 (unaudited) $’000
(Loss) profit for the period	(4,455)	5,060	5,000	(13,424)	14,516
Adjustments for:
Investment income	(434)	(819)	(110)	(1,110)	(1,111)
Finance expense	672	867	921	2,994	2,607
Income tax expense (credit)	2,335	(12,826)	2,225	1,945	(13,809)
Changes in fair value of investments	—	29	—	—	338
Amortisation of intangible assets	7,301	6,134	7,423	21,777	16,593
Depreciation of property, plant and equipment	4,122	4,117	4,224	12,449	13,653
Loss (gain) on disposal of property, plant and equipment and intangible fixed assets	71	9	(30)	96	31
Share option charges	3,693	4,718	4,648	13,722	8,854
Increase (decrease) in provisions	7,189	545	(524)	(3,372)	(744)

Operating cash flows before movements in working capital	20,494	7,834	23,777	35,077	40,928

Decrease (increase) in inventories	18,175	14,952	(3,915)	25,332	4,577
Increase in receivables	(15,780)	(8,500)	(11,447)	(18,575)	(478)
Increase (decrease) in payables	5,734	(10,553)	33,168	8,607	(19,850)

Cash generated by operations	28,623	3,733	41,583	50,441	25,177
Foreign tax paid	(294)	(1,151)	(1,170)	(1,686)	(1,689)
UK Corporation tax received	—	—	—	4,717	—
Interest (paid) received	(164)	677	(145)	(435)	473

Net cash inflow from operating activities	28,165	3,259	40,268	53,037	23,961

7 Post Balance Sheet Events

Samsung Transaction

On 17 July 2012, CSR entered into a conditional binding agreement with Samsung (the “Transaction Agreement”) for the transfer of CSR’s development operations in handset connectivity and location, including 311 people, together with certain rights over CSR’s technology in these areas, for a consideration of $310m in cash. In addition to the cash consideration, Samsung agreed to invest $34.4m in return for new ordinary shares in CSR representing 4.9% of the issued share capital of the Company at 16 July 2012, at a price of 223 pence per share on completion of the Transaction.

Under the Transaction Agreement, legacy handset connectivity and legacy handset location products and revenue remain with CSR.

The Transaction was completed on 4 October 2012 and as a consequence the assets and liabilities classified as ‘assets held for sale’ as at 28 September 2012 (refer to note 5) were transferred to Samsung on this date. On 5 October 2012, Samsung acquired ordinary shares representing 4.9% of the issued share capital of the Company at 16 July 2012, at a price of 223 pence per share on this date.

Bandspeed Litigation

On 19 October 2012, CSR entered into a binding settlement and license agreement with Bandspeed.

Supplementary information

Summary income statement – Underlying results

	Q3 2012 (unaudited) Underlying $’000		Q3 2011 (unaudited) Underlying $’000		Q2 2012 (unaudited) Underlying $’000		9 months 2012 (unaudited) Underlying $’000		9 months 2011 (unaudited) Underlying $’000
Revenue		282,665		243,324		266,514		776,167		601,140
Underlying cost of sales		(140,100)		(123,688)		(127,926)		(380,196)		(304,509)

Underlying gross profit		142,565		119,636		138,588		395,971		296,631

Underlying research and development		(66,911)		(58,278)		(70,834)		(205,589)		(155,831)
Underlying selling, general and administrative		(43,475)		(37,040)		(43,877)		(131,647)		(92,200)

Underlying Operating profit		32,179		24,318		23,877		58,735		48,600

Investment income		434		819		110		1,110		1,783
Underlying finance expense		(165)		(255)		(383)		(1,378)		(1,014)

Underlying profit before tax		32,448		24,882		23,604		58,467		49,369

Underlying tax		(6,295)		(2,255)		(6,258)		(13,355)		(7,612)

Underlying profit for the period		26,153		22,627		17,346		45,112		41,757

Diluted share count		206,106,410		178,476,223		199,227,206		202,979,343		175,173,826

Underlying Earnings per share	$		$		$		$		$
Diluted		0.13		0.13		0.09		0.22		0.24

Reconciliation of IFRS results to underlying measures

Q3 2012	Gross Profit $’000	Gross Margin %	R & D Expense $’000	SG & A Expense $’000	Operating (loss) profit $’000	(Loss) profit b/f tax $’000	Taxation $’000	Net (loss) profit $’000	Diluted EPS $
IFRS	140,614	49.7	(71,606)	(70,890)	(1,882)	(2,120)	(2,335)	(4,455)	(0.02)
Amortisation of intangibles	1,951	0.7	671	2,032	4,654	4,654	(1,378)	3,276	0.02
Share option charges	—	—	4,024	2,283	6,307	6,307	1,380	7,687	0.04
Acquisition or disposal fees	—	—	—	5,402	5,402	5,402	103	5,505	0.02
Integration and restructuring	—	—	—	9,698	9,698	9,698	(1,956)	7,742	0.04
Provision for litigation	—	—	—	8,000	8,000	8,000	(1,960)	6,040	0.03
Deferred tax effect of change in UK tax rate	—	—	—	—	—	—	(24)	(24)	—
Unwinding of discount on litigation settlements	—	—	—	—	—	507	(125)	382	—

Underlying	142,565	50.4	(66,911)	(43,475)	32,179	32,448	(6,295)	26,153	0.13

Q3 2011	Gross Profit $’000	Gross Margin %	R & D Expense $’000	SG & A Expense $’000	Operating (loss) profit $’000	(Loss) profit b/f tax $’000	Taxation $’000	Net profit $’000	Diluted EPS $
IFRS	104,203	42.8	(61,950)	(49,971)	(7,718)	(7,766)	12,826	5,060	0.03
Amortisation of intangibles	2,084	0.9	1,342	1,095	4,521	4,521	(491)	4,030	0.02
Fair value adjustment to inventory	13,349	5.5	—	—	13,349	13,349	—	13,349	0.08
Share option charges	—	—	2,330	2,388	4,718	4,718	(65)	4,653	0.03
Acquisition or disposal fees	—	—	—	4,045	4,045	4,045	—	4,045	0.02
Integration and restructuring	—	—	—	5,403	5,403	5,403	(1,431)	3,972	0.02
Unwinding of discounts on litigation settlements	—	—	—	—	—	612	(165)	447	—
Recognition of tax losses brought forward	—	—	—	—	—	—	(12,929)	(12,929)	(0.07)

Underlying	119,636	49.2	(58,278)	(37,040)	24,318	24,882	(2,255)	22,627	0.13

Q2 2012	Gross Profit $’000	Gross Margin %	R & D Expense $’000	SG & A Expense $’000	Operating profit $’000	Profit b/f tax $’000	Taxation $’000	Net profit $’000	Diluted EPS $
IFRS	135,552	50.9	(74,216)	(53,300)	8,036	7,225	(2,225)	5,000	0.03
Amortisation of intangibles	3,036	1.1	640	2,032	5,708	5,708	(1,411)	4,297	0.02
Share option charges	—	—	2,742	2,269	5,011	5,011	(2,417)	2,594	0.01
Acquisition or disposal fees	—	—	—	345	345	345	(90)	255	—
Integration and restructuring	—	—	—	4,777	4,777	4,777	(1,524)	3,253	0.02
Deferred tax effect of change in UK tax rate	—	—	—	—	—	—	1,540	1,540	0.01
Unwinding of discount on litigation settlements	—	—	—	—	—	538	(131)	407	—

Underlying	138,588	52.0	(70,834)	(43,877)	23,877	23,604	(6,258)	17,346	0.09

9 months 2012	Gross Profit $’000	Gross Margin %	R & D Expense $’000	SG & A Expense $’000	Operating (loss) profit $’000	(Loss) profit b/f tax $’000	Taxation $’000	Net (loss) profit $’000	Diluted EPS $
IFRS	387,870	50.0	(217,105)	(180,360)	(9,595)	(11,479)	(1,945)	(13,424)	(0.07)
Amortisation of intangibles	8,101	1.0	1,816	6,095	16,012	16,012	(4,454)	11,558	0.05
Share option charges	—	—	9,700	7,641	17,341	17,341	(1,327)	16,014	0.08
Acquisition or disposal fees	—	—	—	6,035	6,035	6,035	(57)	5,978	0.03
Integration and restructuring	—	—	—	20,942	20,942	20,942	(4,732)	16,210	0.08
Provision for litigation	—	—	—	8,000	8,000	8,000	(1,960)	6,040	0.03
Deferred tax effect of change in UK tax rate	—	—	—	—	—	—	1,516	1,516	0.01
Unwinding of discount on litigation settlements	—	—	—	—	—	1,616	(396)	1,220	0.01

Underlying	395,971	51.0	(205,589)	(131,647)	58,735	58,467	(13,355)	45,112	0.22

9 months 2011	Gross Profit $’000	Gross Margin %	R & D Expense $’000	SG & A Expense $’000	Operating profit $’000	Profit b/f tax $’000	Taxation $’000	Net Profit $’000	Diluted EPS $
IFRS	278,144	46.3	(164,686)	(111,255)	2,203	707	13,809	14,516	0.08
Amortisation of intangibles	5,138	0.9	3,767	2,903	11,808	11,808	(3,474)	8,334	0.05
Fair value adjustment to inventory	13,349	2.2	—	—	13,349	13,349	—	13,349	0.08
Share option charges	—	—	5,088	4,224	9,312	9,312	(176)	9,136	0.05
Acquisition fees	—	—	—	13,004	13,004	13,004	(609)	12,395	0.07
Integration and restructuring	—	—	—	7,456	7,456	7,456	(1,975)	5,481	0.03
Litigation settlement	—	—	—	(14,532)	(14,532)	(14,532)	5,813	(8,719)	(0.05)
Patent settlement	—	—	—	6,000	6,000	6,000	(1,590)	4,410	0.03
Unwinding of discount on litigation settlements	—	—	—	—	—	1,927	(511)	1,416	0.01
Recognition of tax losses brought forward	—	—	—	—	—	—	(18,899)	(18,899)	(0.11)
Loss on close period share buyback	—	—	—	—	—	338	—	338	—

Underlying	296,631	49.4	(155,831)	(92,200)	48,600	49,369	(7,612)	41,757	0.24